R.E.I.C. Holdings, Inc.
40 Wall Street
Suite 2854
New York, NY 10005
August 15, 2024
VIA EDGAR
Margaret Sawicki, Analyst
United States Securities and
Exchange Commission
cc: Vic Devlaeminck, Attorney/CPA, project legality opinion letter writer and project attorney
Re: R.E.I.C. Holdings, Inc.
Form 1-A only
Accession number 000137-24-00013 only
Withdrawal request of the said accession number
Ms. Sawicki:
Tony Ramos, of OTC 251,Inc., our filer support specialist, has informed our board that you are now active on the above-captioned in place of Ms. Bagley.
The project attorney, Vic Devlaeminck, is copied here.
Our understanding is that, despite many attempts with EDGAR filer support changes, the reply provided, which was uploaded as an attachment to the above numbered accession number, still needs to be uploaded as a stand alone correspondence. No problem. The filer support technology specialist for OTC 251, Inc., Weston Willett, who did the upload, will circle back and upload this request letter, as well as the other document.
Meanwhile, as you mentioned to Mr. Ramos, you and your team will begin the substantive evaluation of the document and liaise with attorney Devlaeminck, as needed.Thank you.
Therefore, pursuant to Rule 259 of Regulation A, promulgated pursuant to the Securities Act of 1933, as amended, R.E.I.C. Holdings, Inc., (hereinafter, the Company) respectfully requests the withdrawal of only the Form 1-A under the above accession number, and not of the first one uploaded.
The offering statement relates to the public offering of the Company's common stock.
The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the S.E.C. has determined that it was not necessary to the filing of the reply, and because the reply needs to be filed as 'correspondence.'
Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the said offering only that bears the accession number above on this request letter.
Sincerely,
Tanen Andrews
Tanen Andrews, CEO & Board Chair